EXHIBIT 4.2

Description of the Registrant’s Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934

As of December 31, 2023, Dayforce, Inc. (the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Common Stock.

Description of Common Stock

The following description of the Company’s Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s restated certificate of incorporation (the “Certificate of Incorporation”) and fourth amended and restated bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K to which this description is also an exhibit.

Authorized Capitalization

The Company’s authorized capital stock consists of (i) 500,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”) and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share.

Voting Rights

Directors are elected by a majority of the votes cast except in a contested election, in which case the directors are elected by the plurality of the votes cast. The Company’s stockholders do not have cumulative voting rights. Except as otherwise provided in the Certificate of Incorporation, the Bylaws, or as required by law, all matters to be voted on by the Company’s stockholders other than matters relating to the election of directors in a contested election must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting.

Dividend Rights

Holders of Common Stock share equally in any dividend declared by the Company’s board of directors (the “Board”), subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Company’s affairs, holders of Common Stock would be entitled to share ratably in the Company’s assets that are legally available for distribution to stockholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, the Company must pay the applicable distribution to the holders of preferred stock before the Company may pay distributions to the holders of Common Stock.

Other Rights

The Company’s stockholders have no preemptive or other rights to subscribe for additional shares. The Common Stock has no sinking fund or redemption provisions or conversion or exchange rights. All holders of Common Stock are entitled to share equally on a share-for-share basis in any assets available for distribution to holders of the Common Stock upon liquidation, dissolution, or winding up. All outstanding shares are validly issued, fully paid, and nonassessable.

Listing

The Common Stock is listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “DAY.” The shares of Common Stock trade in U.S. dollars on the NYSE and in Canadian dollars on the TSX.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Equiniti Trust Company, LLC.

Other Information

Registration Rights Agreement

In connection with the Company’s initial public offering (“IPO”), the Company entered into a registration rights agreement with the affiliates and co-investors of Thomas H. Lee Partners, L.P. and Cannae Holdings, Inc. (together with Thomas H. Lee Partners, L.P., the “Sponsors”), David D. Ossip, Alon Ossip, the brother of David D. Ossip, and entities controlled by each of David D. Ossip and Alon Ossip in respect of the shares of Common Stock and exchangeable shares of the Company’s subsidiary, Ceridian AcquisitionCo ULC (the “Exchangeable Shares”) held by such holder immediately following the IPO. This agreement provides these holders (and their permitted transferees) with the right to require the Company, at its expense, to register shares of Common Stock that they hold. The agreement also provides that the Company will pay certain expenses of these electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act of 1933, as amended.

Preferred Stock

The Board is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights, and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by the Company’s stockholders. Any preferred stock so issued may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of the company without further action by the stockholders and may adversely affect the voting and other rights of the holders of the Common Stock. The Board has not authorized the issuance of any shares of preferred stock, other than the Special Voting Sahre, as defined below, and the Company has no agreements or plans for the issuance of any shares of preferred stock.

The Board has authorized the issuance of one share of special voting preferred stock, par value $0.01 per share (the “Special Voting Share”), in the Certificate of Incorporation. The holder of the Special Voting Share is entitled to vote on all matters that a holder of the Common Stock is entitled to vote on and is generally entitled to cast a number of votes equal to the number of shares of Common Stock issuable upon exchange of the Exchangeable Shares then outstanding. The holder of the Special Voting Share is not entitled to receive dividends.

Anti-takeover Provisions

The Certificate of Incorporation and Bylaws contain provisions that delay, defer, or discourage transactions involving an actual or potential change in control of the Company or change in the Company’s management. The Company expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board, which may result in an improvement of the terms of any such acquisition in favor of the Company’s stockholders. However, they also give the Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that the Company’s stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of the Common Stock.

Classified Board of Directors

The Certificate of Incorporation provides that the Board be divided into three classes of directors, designated Class I, Class II, and Class III, but de-staggered over the course of the three year period starting with the 2022 annual meeting of stockholders. At the 2022 annual meeting of stockholders, successors to the directors whose terms expired at that annual meeting were elected to serve on the board for a one-year term expiring at the 2023 annual meeting of stockholders; at the 2023 annual meeting of stockholders, successors to the directors whose terms expired at that annual meeting were elected to serve on the board for a one-year term expiring at the 2024 annual meeting of the stockholders; and at the 2024 annual meeting of stockholders and at each annual meeting of stockholders thereafter, all directors shall be elected to serve on the board for a one-year term expiring at the next annual meeting of stockholders. A director shall serve on the board until such director’s term expires and until such director’s successor is elected and qualified, subject, however, to such director’s prior death, resignation, retirement, disqualification, or removal from the board.

Removal of Directors

The Certificate of Incorporation provides that, (a) any director, who prior to the 2022 annual meeting of stockholders, was elected to a three-year term (a “Classified Term”) that continues beyond the date of the 2022 annual meeting (a “Classified Director”) may be removed from the board at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding capital stock of the Company then entitled to vote generally in the election of directors, considered for purposes of Article VII of the Certificate of Incorporation as one class; and (b) any director that is not a Classified Director may be removed from the board by the stockholders of the Company, with or without cause, by the affirmative vote of the holders of a majority of the outstanding capital stock of the Company then entitled to vote generally in the election of directors, considered for the purposes of Article VII of the Certificate of Incorporation as one class. “Cause” means, with respect to any director, (x) the willful failure by such director to perform, or the gross negligence of such director in performing, the duties of a director, (y) the engaging by such director in willful or serious misconduct that is injurious to the Company or (z) the conviction of such director of, or the entering by such director of a plea of nolo contendere to, a crime that constitutes a felony.

Requirements for Advance Notification of Stockholder Meetings, Nominations, and Proposals

The Bylaws provide that special meetings of the stockholders may be called only upon the request of the Chief Executive Officer, the Chair of the Board, the President, or any directors. The Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control or management of the Company.

The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with the advance notice requirements contained in the Bylaws and with respect to stockholders who wish to solicit proxies in support of a director nominee other than the Company’s director nominees, such stockholder will be subject to the provisions and requirements of the Bylaws and applicable securities laws, including Rule 14a-19 promulgated under the Exchange Act. The Bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Stockholder Action by Written Consent

The Certificate of Incorporation provides that, at any time when the Sponsors beneficially own, in the aggregate, more than 50% of the voting power of the Company’s stock entitled to vote generally in the election of directors, any action required or permitted to be taken by the stockholders of the Company at any meeting of stockholders may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by stockholders holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. At any time when the Sponsors beneficially own, in the aggregate, less than 50% of the voting power of the Company’s stock entitled to vote generally in the election of directors, the Certificate of Incorporation provides that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent, or invalidate stockholder action.

Section 203 of the Delaware General Corporation Law (“DGCL”)

The Certificate of Incorporation provides that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to the Company. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of the Common Stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions will apply even if the business combination could be considered beneficial by some stockholders. The Certificate of Incorporation contains provisions that have the same effect as Section 203 of the DGCL. Although the Company has elected to opt out of the statute’s provisions, the Company could elect to be subject to Section 203 in the future.

Amendment to Bylaws and Certificate of Incorporation

The Certificate of Incorporation and the Bylaws provide that, subject to the affirmative vote of the holders of any series of preferred stock required by law, the provisions (i) of the Bylaws may be adopted, amended, or repealed if approved by a majority of the Board then in office or approved by holders of the Common Stock and (ii) of the Certificate of Incorporation may be adopted, amended, or repealed as provided by the DGCL.